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                                                                  CONFORMED COPY



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                           Pursuant to Rule 13a-16 or
                     15d-16 of the Securities Exchange Act
                                     of 1934



                           For the month of March 2004



                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                  Form 20-F  X                     Form 40-F  _____


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes     ______                   No       X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)
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(BANCOLOMBIA LOGO)

       BANCOLOMBIA REPORTS UNCONSOLIDATED NET INCOME OF PS 47,447 MILLION
                      FOR THE MONTH ENDED FEBRUARY 29, 2004

Medellin, COLOMBIA. March 17, 2004. BANCOLOMBIA (NYSE:CIB)*

BANCOLOMBIA reported unconsolidated net income of Ps 47,447(1) million for the month ended February 29, 2004. For the two months ended February 29, 2004 the Bank reported accumulated net income of Ps 72,502 million, 109% higher than for the same period in 2003.

Total net interest income, including investment securities, amounted to Ps 87,752 million in February 2004 and Ps 162,184 million for the two-month period ended February 29, 2004. Additionally, total fees and income from services amounted to Ps 24,028 million in February 2004 and Ps 45,643 million for the two-month period ended February 29, 2004. Please note that in the release of March 4, 2004, the Bank erroneously reported as total fees and income from services the amount of Ps 29,709 million for the month of January 2004, which amount corresponded to total fees and other services income (gross income) for that same month. The correct amount for total fees and income from services for the month of January 2004 was Ps 21,615 million.

During February, 2004, the Bank's subsidiaries paid dividends of Ps 28,760 million which constitutes a 494% increase over the Ps 4,842 million reported in February 2003.

Total assets amounted to Ps 11.5 trillion in February 2004, 19.02% higher than the reported in February 2003. Total deposits increased approximately 10.6% to Ps 6.8 trillion over the last twelve months. BANCOLOMBIA's total shareholders' equity amounted to Ps 1.47 trillion in February 2004, which constitutes a 31.9% increase over the Ps 1.12 trillion reported in February 2003.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 1.9% as of January 31, 2004, and the level of allowance for past due loans was 252%.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in February 2004 was as follows: 12.2% of total deposits, 13.4% of total

-------------------------------
* This report corresponds to the interim financial statements of BANCOLOMBIA, which are subject to review by the Superintendency of Banking. The information contained herein has been prepared in accordance with generally accepted accounting principles (GAAP) in Colombia, and is expressed in nominal terms and has not been audited.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors that could cause actual results to differ materially from those indicated in such statements.

(1) Exchange Rate March 17, 2004: Ps 2,648.97 = US$ 1. Total outstanding shares:
576,695,395. 1 ADR=4 preference shares.


CONTACTS

JAIME A. VELASQUEZ    MAURICIO BOTERO/MARIA A. VILLA   www.bancolombia.com
FINANCIAL VP          IR MANAGER                        FAX: (574) 2317208
TEL.: (574) 5108666   TEL.:(574) 5108866
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(BANCOLOMBIA LOGO)

net loans, 10.3% of total savings accounts, 17.3% of total checking accounts and 11.5% of total time deposits.

CONTACTS

JAIME A. VELASQUEZ    MAURICIO BOTERO/MARIA A. VILLA   www.bancolombia.com
FINANCIAL VP          IR MANAGER                        FAX: (574) 2317208
TEL.: (574) 5108666   TEL.:(574) 5108866
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                                    SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     BANCOLOMBIA S.A.
                                                       (Registrant)






Date: March 19, 2004                        By /s/ JAIME ALBERTO VELASQUEZ B.
                                               ---------------------------------
                                               Name:  Jaime Alberto Velasquez B.
                                               Title: Vice President of Finance